     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1998

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              SABRATEK CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                             36-3700639
         (STATE OR OTHER JURISDICTION OF                               (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                             IDENTIFICATION NO.)

                 5601 WEST HOWARD STREET, NILES, ILLINOIS 60714
                                 (847) 647-2760
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 K. SHAN PADDA
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              SABRATEK CORPORATION
                 5601 WEST HOWARD STREET, NILES, ILLINOIS 60714
                                 (847) 647-2760
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:
                               SCOTT HODES, ESQ.
                              DAVID S. GUIN, ESQ.
                                 ROSS & HARDIES
               150 NORTH MICHIGAN AVENUE, CHICAGO, ILLINOIS 60601
                                 (312) 558-1000
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the securities registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                           PRINCIPAL          PROPOSED MAXIMUM       PROPOSED MAXIMUM
                                                          AMOUNT TO BE         OFFERING PRICE       AGGREGATE OFFERING
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED         REGISTERED            PER SHARE                PRICE
----------------------------------------------------------------------------------------------------------------------
6% Convertible Notes due 2005...                          $85,000,000               N/A                $85,000,000
----------------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value per share...                   2,100,840             $40.46(1)             $85,000,000
                                                        shares..........
======================================================================================================================

==================================================  ================

                                                       AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED  REGISTRATION FEE
--------------------------------------------------
6% Convertible Notes due 2005...                        $25,075
--------------------------------------------------
Common Stock $.01 par value per share...                  (2)
==================================================

(1) The Notes are convertible at the option of the holder, at any time 90 days following the date of original issuance thereof and prior to maturity, into shares of Common Stock at a conversion price of $40.46 per share, subject to adjustments in certain events. See "Description of the Notes -- Conversion."
(2) No additional consideration will be received for the Common Stock issuable upon conversion of the Notes and, therefore, no registration fee is required pursuant to Rule 457(i).
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 12, 1998

                                   PROSPECTUS

                              SABRATEK CORPORATION
                        $85,000,000 PRINCIPAL AMOUNT OF
                               6% NOTES DUE 2005
                      AND 2,100,840 SHARES OF COMMON STOCK
                        ISSUABLE UPON CONVERSION THEREOF
                            ------------------------

     This prospectus (the "Prospectus") relates to the offer and sale from time to time by the holders named herein or by their transferees, pledgees, donees or successors (collectively, the "Selling Security Holders") of up to $85,000,000 aggregate principal amount of 6% Convertible Notes due 2005 (the "Notes") of Sabratek Corporation (the "Company" or "Sabratek") and the shares of Common Stock of the Company into which the Notes are convertible (the "Shares" and, together with the Notes, the "Securities"). The Notes were acquired from the Company by Salomon Smith Barney as the Initial Purchaser in April 1998 in connection with a private offering.

     The Notes are convertible at the option of the holder into shares of Common Stock of the Company, at any time prior to redemption or maturity, at a conversion price of $40.46 per share, representing in the aggregate 2,100,840 shares, subject to adjustment under certain circumstances. Interest on the Notes is payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 1998.

     The Notes do not provide for a sinking fund. The Notes are unsecured obligations of the Company and rank pari passu with all existing and future unsecured Indebtedness (as such term is defined below) and other liabilities of the Company but subordinated to all existing and future secured obligations of the Company and to all existing and future Indebtedness of the Company and any liabilities of any subsidiaries of the Company. The Notes will mature on April 15, 2005, and may be redeemed, at the option of the Company, in whole or in part, at any time on or after April 19, 2001, at the redemption prices set forth herein plus accrued interest. Each holder of Notes will have the right to cause the Company to repurchase all of such holder's Notes, payable in cash at a purchase price equal to 100% of the principal amount thereof, plus accrued interest or, at the Company's option, in Common Stock, in the event the Common Stock is no longer publicly traded or in certain circumstances involving a Change of Control (as defined in the Indenture).

     The Notes and the Shares are being registered to permit public secondary trading of the Notes and, upon conversion, the underlying Shares, by the holders thereof from time to time after the date of this Prospectus. The Securities may be offered by the Selling Security Holders from time to time in transactions (which may include block transactions in the case of the Shares) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Security Holders may effect such transactions by selling the Notes or Shares directly to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of the Notes or Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company will not receive any of the proceeds from the sale of the Notes or Shares by the Selling Security Holders. The Company has agreed to pay all expenses incident to the offer and sale of the Securities offered by the Selling Security Holders hereby, except that the Selling Security Holders will pay all underwriting discounts and selling commissions, if any. See "Plan of Distribution".

     The Notes have been designated for trading on the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. Notes sold pursuant to this Prospectus are not expected to remain eligible for trading on the PORTAL Market. The Common Stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers Automated
Quotation -- National Market System ("NASDAQ -- NMS"), under the symbol SBTK. On June 11, 1998, the last sale price for the Common Stock, as reported on NASDAQ -- NMS, was $24 1/8 per share.

     PROSPECTIVE INVESTORS SHOULD CONSIDER AND REVIEW THE INFORMATION UNDER THE CAPTION "RISK FACTORS" COMMENCING ON PAGE 5 PRIOR TO AN INVESTMENT IN THE SHARES OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

The date of this Prospectus is June 12, 1998

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Available Information.......................................      1
Forward Looking Statement...................................      1
Incorporation of Certain Documents by Reference.............      2
The Company.................................................      3
Risk Factors................................................      5
Use of Proceeds.............................................     13
Ratio of Earnings to Fixed Charges..........................     13
Selling Security Holders....................................     14
Plan of Distribution........................................     15
Description of Notes........................................     17
Certain United States Federal Income Tax Considerations.....     27
Legal Matters...............................................     32
Experts.....................................................     32

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company's Common Stock is listed on the NASDAQ-NMS and reports and other information concerning the Company can be inspected at the library of NASDAQ Stock Market, Inc. at 1735 K Street N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") , with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Securities offered hereby, reference is hereby made to the Registration Statement, exhibits and schedules.

     The Company's principal executive offices are located at 5601 West Howard Street, Niles, Illinois and its telephone number is (847) 647-2760.

     The Company has registered or applied to register the following trademarks:
SABRATEK(R) and its logo, AutoRamp(R), HOMERUN(R), Seamless Delivery System(R), PumpMaster(R), MediVIEW(R), and TCS Total Compliance System(TM), VHR Virtual Hospital Room(TM) and Communicator(TM). The Company has also received foreign trademark registration for the name SABRATEK(R) and its logo in Japan. Unitron Medical Communications, Inc. ("Unitron") has filed a trademark application for the term MOON(TM) (an abbreviation for Medically Oriented Operating Network) which appears in this Prospectus. Stat-Site(R), which appears in this Prospectus, is a registered trademark of GDS Technology, Inc.("GDS").

                           FORWARD-LOOKING STATEMENTS

     When included in this Prospectus or in documents incorporated herein by reference, the words "expects," "intend," "anticipates," "plans," "projects" and "estates," and analogous or similar expressions, are intended to identify forward-looking statements. Such statements, which include (without limitation) statements contained in "Risk Factors" are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. Such risks and uncertainties include, among others, changes in the medical device and drug regulatory environment, delays or difficulties in introducing new products, increased competition, the success of the Company's research and development and acquisition strategies and various other matters, many of which are beyond the Company's control. These forward-looking statements speak only as of the date of this Prospectus. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have been filed with the Commission are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K filed by the Company pursuant to the Exchange Act for the year ended December 31, 1997, (ii) all other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1997, including but not limited to, (a) the Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and (b) the description of the Company's Common Stock, $.01 par value per share, as contained in its registration statement on Form 8-A, declared effective by the Commission on June 21, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date hereof and prior to the filing of a post-effective amendment to the Registration Statement which indicates that all shares of Common Stock offered hereby have been sold or which deregisters all shares of Common Stock then remaining unsold, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or superseded by a statement contained herein or in a subsequently filed document which also is or is deemed to be incorporated by reference herein. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO EACH PERSON (INCLUDING ANY BENEFICIAL OWNER) TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS (NOT INCLUDING EXHIBITS TO SUCH INFORMATION UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH INFORMATION). SUCH REQUESTS SHOULD BE DIRECTED TO SCOTT SKOOGLUND, VICE PRESIDENT -- FINANCE, AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES AT 5601 WEST HOWARD STREET, NILES, ILLINOIS 60714, TELEPHONE (847) 647-2760.

                                  THE COMPANY

     Sabratek Corporation (the "Company" or "Sabratek") develops, produces and markets technologically-advanced, user-friendly and cost-effective therapeutic and diagnostic medical systems designed specifically to meet the unique needs of the alternate-site health care market. The Company's multi-therapy infusion and other systems incorporate advanced communications technology which is designed to reduce provider operating costs while maintaining the integrity and quality of care. Sabratek's proprietary health care information system provides remote programming as well as real-time diagnostic and therapeutic data capture capabilities, allowing caregivers to monitor patient compliance more effectively and allowing providers to develop outcome analyses and optimal clinical protocols. The Company has designed its integrated hardware and software system to permit providers of infusion therapy to achieve cost-effective movement of patients along the continuum of alternate-site health care settings. The Company intends to expand its product line beyond infusion therapy to become a leading developer and marketer of a variety of interactive therapeutic and diagnostic medical systems for the delivery of high-quality, cost-effective health care in alternate sites. The Company believes that its current and future products and related software will facilitate the ability of alternate-site providers to create a "virtual" hospital room, thereby affording the delivery of a wide range of care previously provided primarily in an acute-care setting. Substantially all of the Company's revenues have historically been derived from the sale of its multi-therapy infusion pumps and related disposable supplies. Since August, 1996, the Company has commercially introduced its proprietary medical software system ("MediVIEW"), its proprietary infusion pump testing device (the "PumpMaster") and prepackaged injectable prescription products and pre-filled I.V. tubing flush syringes which further the Company's strategy of creating a virtual hospital room.

     Sabratek's strategy focuses primarily on the alternate-site health care market, which it believes will continue to experience significant growth as managed care payors continue to move patients to the lowest-cost care setting. Such growth may be attributed to increasing cost-containment pressures, along with advances in medical technology, that have transitioned the delivery of health care away from the traditional acute-care setting to more cost-effective sites. The alternate-site market includes, among other things, the provision of infusion services in various settings, including the patient's residence, sub-acute care facilities, nursing homes, outpatient clinics, dialysis centers and hospice facilities. According to POV, Incorporated, an industry tracking and consulting firm, the infusion therapy segment of this market is expected to grow in revenue from $3.2 billion in 1992 to $7.9 billion in 1997, representing an average annual compounded growth rate of approximately 20%.

     The Company believes that for alternate-site health care providers, the management of costly resources such as nursing staff and infusion equipment inventories is critical to their operating viability. The Company's strategic response to the need to achieve cost-effective movement of patients along the continuum of alternate-site care has been to develop the Seamless Delivery System which integrates stationary and ambulatory multi-therapy infusion pumps, disposable supplies, a proprietary interactive software system and a proprietary infusion pump testing device. Sabratek's Seamless Delivery System maximizes the similarities in operating features and range of therapeutic applications of the Company's stationary and ambulatory infusion devices, thereby reducing the costly time requirements of training and infusion administration as well as minimizing equipment inventories. The Company's interactive software system augments the utilization of Sabratek's infusion pumps and allows providers to program therapies and monitor compliance on a real-time basis from a remote location. The Company's portable, automatic infusion pump testing device enables providers to perform on-site diagnostic tests on Sabratek's infusion pumps and thereby reduces costs by eliminating the traditional reliance on third-party testing services and in-house biomedical engineering capabilities. The Company believes that competing infusion therapy products do not meet the diverse needs of payors, alternate-site health care providers and their patients within the managed care environment to the same extent as the Company's Seamless Delivery System.

     In 1992, the Company commercially launched its multi-therapy stationary infusion device (the "3030 Stationary Pump"), and in 1995 introduced its multi-therapy ambulatory infusion device (the "6060 Ambulatory Pump"). In addition, the Company markets a comprehensive line of related disposable tubing sets. Both the 3030 Stationary Pump and the 6060 Ambulatory Pump have received 510(k) clearance from the Food and Drug Administration (the "FDA"). In 1996, the Company began marketing MediVIEW and the PumpMaster. The Company currently markets its products domestically to national, regional and local alternate-site and acute-care providers through a dedicated sales force composed of 24 direct sales professionals, 9 clinical support staff members and 2 full-time sales consultants who work closely with a network of specialized alternate-site medical products distributors. The Company also markets its products internationally through distributors in Europe, Asia, Africa, South America and the Middle East.

     In February, 1997, the Company began producing and marketing prepackaged injectable prescription products and pre-filled I.V. tubing flush syringes through the operation of Rocap, Inc. The Rocap product line expands the scope of the Company's product offering to alternative-site and acute-care providers.

     In July, 1997, the Company entered into a licensing agreement with Unitron Medical Communications, Inc. ("Unitron"), a privately held company which has developed MOON, a proprietary clinical patient information management network. Unitron is in the process of deploying the MOON network on a national basis. MOON provides for continuous, real-time monitoring and reporting of clinical patient information from any site, including the patient's home. Unlike in an acute care setting, patients in the alternate-site health care environment are often not in close physical proximity to their health care providers. As a result, patient information from the point of care is often communicated to the health care provider in a less timely and complete manner. In addition, physicians generally are less able to monitor the patient, including compliance with prescribed therapy and the management of care delivered by other providers. The goal of MOON is to enable health care providers to more effectively treat higher acuity patients in an alternate-site health care setting by maintaining the provider's ability to direct the patient's care, monitor compliance with prescribed therapies and have access to timely clinical information. MOON is designed to allow the provider to reduce the need for on-site visits without compromising the quality of patient care. MOON allows caregivers to input patient information into a data repository which is immediately available to other providers, including physicians. The Company anticipates that its interactive medical devices will, in the future, transit patient information directly to MOON without human interaction. The immediate availability of patient information is a significant improvement over the current paper-based reporting system which often lags two or more weeks behind the initial collection of such information. MOON allows providers immediate access to patient information. Additionally, the individual health care provider tracking information is useful to payors and the agencies/companies managing the provider. The Company intends to combine its proprietary MediVIEW medical device management and telemedicine software with Unitron's clinical patient information management network. The Company believes that this combination is likely to accelerate the realization of the data management aspects of the virtual hospital room.

     In August, 1997, the Company entered into a supply and distribution agreement with GDS Technology, Inc. ("GDS"), a privately held medical device company. GDS manufactures bulk and specific enzymes and reagents for the diagnostic testing industry, as well as Stat-Site, a unique test system for the point of care market. GDS has 510(k) approval for its Stat-Site device and a limited number of tests. The Stat-Site system provides immediate availability of certain critical information which can be used for diagnosis or monitoring the efficacy of a patient's drug therapy. For certain disease states, this information is important to determine the regimen of care. The Company intends to integrate the GDS Stat-Site system and the data that it provides with its other medical devices as part of the virtual hospital room in order to enhance its capabilities to serve the alternate-site health care market.

     The Company plans to continue to develop and market interactive therapeutic and diagnostic medical systems designed to improve the delivery of high-quality, cost-effective health care at alternate sites. The Company intends to achieve its goal by continuing to: (i) offer advanced medical products and related software systems that maximize the cost-effective provision of alternate-site health care, (ii) offer an integrated system of therapeutic and diagnostic information-based medical products supported by the Company's proprietary health care information system platform, (iii) create a proprietary outcomes database through the Company's products and information system platform and (iv) pursue strategic partnerships and acquisitions which further the realization of the virtual hospital room and expand the Company's product offering.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following should be considered carefully by potential purchasers of the Notes or the Shares. Prospective purchasers are cautioned that statements in this Prospectus (including the documents incorporated by reference herein) that are not descriptions of historical facts should be considered as forward-looking statements. Such statements reflect management's current views, are based on many assumptions and are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including but not limited to those discussed below.

HISTORY OF LOSSES

     The Company was formed in 1989, introduced its first product in 1992, has incurred operating and net losses of approximately $3.6 million, $6.0 million and $858,000 for the years 1994, 1995 and 1996, respectively, and, at December 31, 1997, had an accumulated deficit of $7.1 million. For the year ended December 31, 1997 the Company reported net income of approximately $7.2 million. The Company's losses resulted primarily from expenditures relating to research and development, product engineering, obtaining FDA clearance for its products, development of its initial sales and marketing organization, and establishment of manufacturing capability. Although the Company has experienced revenue growth in recent periods and has operated at a profit since the third quarter of 1996, such recent growth and profitability may not be sustainable and may not be indicative of future results. The Company's ability to increase sales and generate profits will depend on numerous factors, and there can be no assurance that the Company's revenues will continue to grow or that the Company will remain profitable.

DEPENDENCE ON PRINCIPAL PRODUCT LINE AND NEW PRODUCT DEVELOPMENT

     The Company currently derives substantially all of its revenues from the sale of its multi-therapy infusion pumps and related disposable supplies and expects that revenues from these products will continue to account for a significant portion of the Company's revenues in the future. Although the commercial introduction of MediVIEW and PumpMaster along with the acquisition of Rocap reduce the Company's reliance on its principal product line, future declines in the demand for the Company's infusion pumps and related disposable supplies, whether due to increased competition, technological changes, or other factors, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's execution of its business strategy and its future financial performance will depend in large part on the Company's ability to meet the increasingly sophisticated needs of its customers through the timely development and successful introduction or acquisition of new infusion therapy products, enhanced versions of existing products, and new complementary products. The success of new or enhanced products is subject to certain risks inherent in the development of products and materials based upon new technologies. These risks include the possibilities that (i) certain of the products developed may require and fail to receive regulatory clearance or approval, (ii) the products may be difficult to manufacture on a commercial scale or may be uneconomical to manufacture or market, (iii) the proprietary rights of third parties may preclude the Company from marketing such products, (iv) the Company's competitors may market superior, more cost-effective or equivalent products and may do so on a more timely basis, (v) errors and malfunctions may be found in products after their commercial introduction and may not be corrected in a timely manner, and (vi) customers may not accept or use the products. The Company has historically expended a significant amount on product development and believes that significant continuing product development efforts will be required to sustain the Company's growth. There can be no assurance that the market will continue to accept the Company's existing products, or that product enhancements or new products will be developed in a timely and cost-effective manner, meet the needs and requirements of alternate-site health care providers or achieve market acceptance. In addition, the Company may be unable to acquire additional products and technologies.

HIGHLY COMPETITIVE MARKETS; TECHNOLOGICAL RISK

     The medical products industry in general and the infusion therapy products industry in particular are characterized by intense competition. Large competitors, such as Abbott Laboratories; Alaris Medical, Inc.;

Baxter International Inc.; I-Flow Corp.; McGaw, Inc., an indirect subsidiary of
B. Braun Melsungen AG; and SIMS Deltec, Inc., a subsidiary of Smiths Industries, PLC ("SIMS Deltec"), among others, have significant market shares and installed bases of products in the infusion pump and related disposable supplies industry. Many of the Company's competitors have substantially greater capital resources, research and development staffs, regulatory experience, sales and marketing capabilities, manufacturing facilities and broader product offerings than the Company. The Company expects that these competitors will continue to compete aggressively with tactics such as offering volume discounts based on "bundled" purchases of a broader range of medical equipment and supplies, a tactic that the Company can currently only pursue on a more limited basis. There can be no assurance that such competition will not adversely affect the Company's results of operations or its ability to maintain or increase sales and market share. As a consequence of the foregoing, the Company may not be able to successfully execute its business strategies.

     The market for infusion therapy products is affected by continuing improvements and enhancements in technology. There can be no assurance that the Company's competitors or potential competitors will not succeed in developing or marketing products that provide more desirable characteristics, or are more effective or less expensive than those developed or marketed by the Company. In addition, technological advances in drug delivery systems, the development of therapies that can be administered by methods other than infusion therapy, and the development of new medical treatments that cure certain complex diseases or reduce the need for infusion therapy could adversely impact the Company's business.

ABILITY TO SERVICE DEBT; FINANCIAL CONDITION

     The funds generated by existing operations may not be at levels sufficient to enable the Company to meet its debt service obligations on the Notes (which initially will be $ 5.1 million annual and other fixed charges.) If the Company fails to achieve and maintain sufficient cash flows from operations, its ability to make payments required with respect to the Notes, including interest and principal payments, will depend on its ability to secure funds from other sources. There can be no assurance that cash flows from future operations of the Company (including earnings from the interim investment of a portion of the net proceeds from the offering), together with funds from such other sources, if any, will be sufficient to enable the Company to meet its debt service obligations.

UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY

     There can be no assurance that the common law, statutory and contractual rights on which the Company relies to protect its intellectual property and confidential and proprietary information will provide it with meaningful protection. Third parties may independently develop products, techniques or information which are substantially equivalent to the products, techniques and information which the Company considers proprietary. In addition, proprietary information regarding the Company could be disclosed in a manner against which the Company has no meaningful remedy.

     Disputes regarding the Company's intellectual property could force the Company into expensive and protracted litigation or costly agreements with third parties. An adverse determination in a judicial or administrative proceeding or failure to reach an agreement with a third party regarding intellectual property rights could prevent the Company from manufacturing and selling certain of its products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

PENDING LITIGATION

     On February 5, 1997, SIMS Deltec filed a complaint in the United States District Court for the District of Minnesota alleging that Sabratek's manufacture, use and/or sale of the MediVIEW software in conjunction with its infusion pumps infringes on a patent entitled "Systems and Methods of Communicating with Ambulatory Medical Devices Such as Drug Delivery Devices" previously issued to SIMS Deltec. Subsequently, SIMS Deltec filed other pleadings that raised additional claims against Sabratek and three of its employees including trade secret misappropriation, unfair competition and interference with SIMS Deltec's customers. SIMS Deltec seeks injunctive relief, unspecified monetary damages and costs. In addition, SIMS

Deltec filed for a preliminary injunction against Sabratek seeking to prevent on a preliminary basis Sabratek's manufacture and sale of the MediVIEW system. On August 4, 1997, the District Court denied the motion for preliminary injunction. The Company and the individual defendants intend to vigorously defend against the allegations made by SIMS Deltec. Protracted litigation or an adverse outcome in this matter could have a material adverse impact on the Company's business, financial condition and results of operations.

     In addition, Sabratek has filed a complaint against SIMS Deltec in the United States District Court for the Northern District of Illinois alleging that SIMS Deltec employees have made misstatements about Sabratek's products. Sabratek has stated claims under the Federal Lanham Act to stop SIMS Deltec's improper disparagement and has requested preliminary and permanent injunctive relief, monetary damages and costs.

LIMITED SALES AND MARKETING EXPERIENCE

     The Company's sales and marketing staff will require additional personnel in the future. There can be no assurance that the Company will be able to continue to successfully expand its sales and marketing staff, that such an expanded sales and marketing staff will be cost-effective, or that the Company's increased direct sales and marketing efforts will be successful. The Company also sells its products through domestic and international distributors of medical products. There can be no assurance that the Company or its distributors will be successful in marketing or selling the Company's products.

LIMITED ASSEMBLY/MANUFACTURING EXPERIENCE

     Most of the Company's products are currently assembled/manufactured by the Company at its facilities. To be successful, the Company must assemble/manufacture its products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable assembly/manufacturing costs. There can be no assurance that the Company will be able to continue to assemble/manufacture products in large commercial quantities on a timely basis and at an acceptable cost. If the Company becomes unable to assemble/manufacture its products at its facility in a timely and efficient manner, the Company's ability to supply product to its distributors and direct customers may be adversely affected until such time as the Company is able to establish alternative assembly/manufacture arrangements.

INTERRUPTION IN SOURCES OF SUPPLY

     The Company could face problems in supplying its equipment and disposable products to distributors and customers if its primary sources of supply were interrupted and it faced delays in activating its secondary sources of supply. Any such interruption or delays could have an adverse effect on the Company. There can be no assurance that the Company will be able to maintain a sufficient and adequate supply of products in its own inventory or that the Company will be able to cause its distributors to maintain a sufficient and adequate supply of products to avoid such a disruption.

INCREASED LEVERAGE

     As a result of the sale of the Notes, the Company's ratio of total debt to total capitalization would have increased on a pro forma basis from approximately .4% to approximately 57.0% at December 31, 1997. As a result of this increased debt level, the Company's principal and interest obligations increased substantially. The degree to which the Company has borrowed funds pursuant to the Notes could limit the amount of additional financing the Company may obtain, and/or may result in terms and conditions less favorable than it currently has or would have for any additional financing. Increased borrowings could make it more vulnerable to economic downturns and competitive pressures. The Company's increased leverage could also materially and adversely affect its liquidity, as a substantial portion of available cash from operations may have to be applied to meet debt service requirements, and, in the event of a cash shortfall, the Company could be forced to reduce other expenditures to be able to meet such requirements.

DEPENDENCE ON THIRD-PARTY REIMBURSEMENT

     The Company's products are generally purchased by health care providers, which then seek reimbursement from various public and private third-party payors, such as Medicare, Medicaid and indemnity insurers, for health care services provided to patients. Government and private third-party payors are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate for new diagnostic and therapeutic products and services. The Health Care Financing Administration of the United States Department of Health and Human Services ("HCFA"), which administers Medicare, and most private insurance companies do not provide reimbursement for services that they determine to be experimental in nature or that are not considered "reasonable and necessary" for diagnosis or treatment. Many private insurers are influenced by HCFA actions in making their own coverage decisions on new products or services. There can be no assurance that third-party reimbursement for the services provided using the Company's products will continue to be available to its customers or that any such reimbursement will be adequate. Disapproval of, or limitations in, coverage by HCFA or other third-party payors could materially and adversely affect market acceptance of the Company's products which could, in turn, have a material adverse effect on the Company's business, financial condition and results of operations.

NO ASSURANCE OF REGULATORY CLEARANCE; STRICT GOVERNMENTAL REGULATION

     The production and marketing of the Company's current products and the products the Company intends to introduce in the future are subject to regulations by numerous governmental authorities, including the Food and Drug Administration ("FDA") and corresponding state and foreign agencies. In the United States, the development, manufacture and promotion of medical devices are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act (the "FFDCA"). Adverse FDA action could have a material adverse effect on the Company.

     The Company's 3030 Stationary Pump and 6060 Ambulatory Pump, and the related disposable tubing sets for use with these systems, have been cleared by the FDA under a premarket notification procedure known as a "510(k) Submission," which generally takes less time to complete, and requires less information, than the FDA's lengthy and expensive premarket approval ("PMA") process.

     The Company's Rocap division is currently registered with the FDA as a drug manufacturer and repackager, and as a device manufacturer. Rocap intends to develop new products and to make modifications to existing products. Such new or modified products may require obtaining 510(k) clearance, new drug application approval, or other FDA clearance. If it were determined that any such new or modified products required prior FDA approval, the Company could be prohibited from marketing such products until the necessary approvals were obtained as would any other manufacturer. Such approvals could prove costly and time consuming to obtain. In addition, there can be no assurance the Company will obtain such clearances on a timely basis, if at all, for any new product and/or modification to an existing product. If any such clearance is granted, there can be no assurance that it will not contain significant limitations in the form of warnings, precautions, or contraindications with respect to conditions of use.

     The Company believes that the original 510(k) clearance for the 6060 Ambulatory Pump permits the Company to market the MediVIEW software with the 6060 Ambulatory Pump in the United States without a new 510(k) Submission. However, there can be no assurance that the FDA would agree with the Company's determination. If in the future the FDA concludes that the MediVIEW software system for use with the 6060 Ambulatory Pump required a new 510(k) Submission, the FDA could prohibit the Company from marketing the MediVIEW software system for this use until the Company filed a new 510(k) Submission and obtained clearance from the FDA. If this occurs, the FDA could also take regulatory action against the Company for its prior distribution of the MediVIEW software system with the 6060 Ambulatory Pump.

     The Company has determined that the PumpMaster does not constitute a medical device under the statutory definition and, therefore, did not file a 510(k) Submission with respect to this product. There can be no assurance that the FDA will agree with the Company's determination in this regard. If the FDA were to determine that the PumpMaster is a medical device that requires a 510(k) Submission prior to its commercial distribution, the FDA could suspend further commercial distribution of the PumpMaster and take regulatory action against the Company for its prior distribution of the product.

     The Company's new products and new applications for existing products may require FDA clearance or approval prior to marketing. The FDA regulatory requirements and review criteria for software-related medical devices could adversely effect the Company's introduction of new software products, or devices that incorporate software, in the future. The product clearance process for future products can be lengthy, expensive and uncertain. There can be no assurance that market clearances will be forthcoming in a timely manner, if at all, or that the FDA will not require more extensive clinical evaluations, other information or a PMA submission. Moreover, the clearances, if granted, could limit the uses for which the product could be marketed. Failure to obtain, or delays caused by, regulatory clearances or approvals could have a material adverse affect on the Company's business, financial condition and results of operations.

     In October, 1996, the Company learned of a defect in a software feature of certain units of the 6060 Ambulatory Pump. The Company initiated a recall of these units to correct the problem with an upgrade of the software. Pursuant to FDA regulations, the Company notified the FDA of the recall and has updated the FDA of the progress of the recall, which is now approximately 98% complete. The FDA reported this recall in the January 15, 1997, issue of the FDA Enforcement Report. In addition, in April, 1997, the FDA notified the Company of changes to its classification of certain drugs and devices produced by the Company. In June, 1997, the FDA responded to the Company's reply by noting that the Company has addressed the regulatory issues raised in April. There can be no assurance that the FDA will not take further action with respect to these matters.

     The Company is also subject to strict domestic and foreign regulation and supervision regarding the development, manufacturing, marketing, labeling, distribution, and promotion of its products. This includes periodic inspections of the Company's manufacturing facility by the FDA to determine compliance with GMP requirements, which are set forth in the FDA's Quality System ("QS") regulations. There can be no assurance that the Company will be able to attain or maintain compliance with GMP requirements.

     Failure to comply with the regulations outlined above may result in severe governmental sanctions. Noncompliance with applicable requirements can result in, among other things, rejection or withdrawal of premarket clearance or approval for devices, recall or seizure of products, total or partial suspension of production, fines, injunctions, and civil and criminal penalties. The FDA also has the authority to request repair, replacement or refund of the cost of any devices manufactured or sold by the Company. Any of these sanctions could have a material adverse effect on the Company's business, financial condition or results of operations.

PRODUCT LIABILITY EXPOSURE

     Manufacturers of medical devices face the possibility of substantial liability for damages in the event that the use of their products is alleged to have resulted in adverse effects to a patient. The Company maintains product liability insurance with coverage limits of $12.0 million per occurrence with an annual aggregate policy limit of $7.0 million. The Company's product liability insurance provides coverage only for products currently manufactured and distributed. There can be no assurance that liability claims will not exceed the limits of such coverage or that such insurance will continue to be available on commercially reasonable terms or at all. Furthermore, the Company does not maintain insurance that would provide coverage for any costs or losses resulting from any required recall of its products due to alleged defects, whether instituted by the Company or a regulatory agency.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     During the year ended December 31, 1997, the Company derived approximately 3% of its revenues from international sales, resulting in exposure to certain risks. Fluctuations in exchange rates of the U.S. dollar against foreign currencies may reduce demand for, or the profitability of, the Company's products sold overseas. In addition, the Company's international sales may be affected by economic or political instability and domestic and foreign governmental regulations, including export license requirements, trade restrictions, changes in tariffs, regulatory approval for marketing products or similar factors. Finally, the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

QUARTERLY FLUCTUATIONS

     The Company's quarterly revenues and operating results have varied significantly in the past and may continue to do so in the future. In particular, the Company's distributors and other customers may purchase several months of inventory at one time which may cause fluctuations in quarterly revenues. Future revenues and operating results may also fluctuate significantly from quarter to quarter and will depend upon, among other factors: (i) demand for the Company's products and new product introductions by the Company or its competitors or transitions to new products, (ii) the timing of orders and shipments, (iii) the mix of sales between products, (iv) competition, including pricing pressures, (v) the timing of regulatory and third-party reimbursement approvals, (vi) expansion of the Company's assembly capacity and the Company's ability to assemble or manufacture its products efficiently, and (vii) the timing of research and development expenditures. Accordingly, period-to-period comparisons of the Company's revenues and operating results should not be relied upon as an indication of future performance, and the results of any quarterly period may not be indicative of results to be expected for a full year.

DEPENDENCE ON KEY PERSONNEL

     The Company's future performance depends in significant part upon the continued service of its senior management and other key personnel. Because the Company has a relatively small number of employees when compared to other companies in the same industry, its dependence on maintaining its employees is particularly significant. There can be no assurance that the Company's current employees will continue to work for the Company. Loss of services of key employees could have a material adverse effect on the Company's business, results of operations and financial condition. The Company is also dependent on its ability to attract and retain additional high quality personnel. The Company may need to grant additional options to key employees and provide other forms of incentive compensation to attract and retain key personnel.

INFLUENCE OF LIMITED NUMBER OF STOCKHOLDERS

     The directors and executive officers of the Company and certain existing stockholders may be able to influence the Company's affairs and business, including any determination with respect to a change in control of the Company, future issuances of Common Stock or other securities by the Company, declaration of dividends on the Company's Common Stock and the election of directors. Such influence could have the effect of delaying, deferring or preventing a change in control of the Company which could deprive the Company's stockholders of the opportunity to sell their shares of Common Stock at prices higher than prevailing market prices.

ABSENCE OF PUBLIC MARKET FOR NOTES

     There is no existing trading market for the Notes and there can be no assurance as to the liquidity of any such market that may develop for the Notes, the ability of the holders of Notes to sell such securities, the price at which the holders of the Notes would be able to sell such securities or whether a trading market, if it develops, will continue. The Notes have been designated for trading on the PORTAL Market. The Notes sold pursuant to this Prospectus are not expected to remain eligible for trading on the PORTAL Market. The Company does not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes on any automated quotation system. If a liquid market for the Notes fails to develop or be maintained, the trading price of the Notes could be adversely affected. If a trading market were to develop, the Notes could trade at prices higher or lower than their principal amount, depending upon many factors, including prevailing interest rates, the price of the Common Stock, the market for similar securities and the operating results of the Company.

POSSIBLE VOLATILITY OF STOCK PRICE

     The securities markets have, from time to time, experienced extreme price and volume fluctuations which often have been unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly-held medical device companies have been in the past, and are expected to be, volatile. Announcements of technological or medical innovations or new commercial products by the Company or its competitors, developments or disputes concerning patents or proprietary rights, changes in regulatory or medical reimbursement policies, and economic and other external factors, as well as period-to-period fluctuations in the financial results of the Company, may have a significant impact on the market price and marketability of the Common Stock.

ANTI-TAKEOVER CONSIDERATIONS

     Certain provisions of the Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Pursuant to the Company's Certificate of Incorporation, the Board of Directors is authorized to fix the rights, preferences, privileges and restrictions, including voting rights, of unissued shares of the Company's preferred stock and to issue such stock without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any preferred stock that may be created and issued in the future. In addition, stockholders do not have the right to cumulative voting for the election of directors. The Company's Bylaws include a number of provisions which may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. Specifically, the Company's Bylaws provide for a staggered board whereby only one-third of the total number of directors are replaced or re-elected each year. The Bylaws also require the affirmative vote of two-thirds of the Company's issued and outstanding capital stock to remove a director.

     In certain circumstances involving a Change In Control, each holder may require the Company to repurchase all or a portion of such holder's Notes. The repurchase obligation could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company.

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which restricts certain transactions and business combinations between a corporation and an "Interested Stockholder" owning 15% or more of the corporation's outstanding voting stock for a period of three years from the date the stockholder becomes an Interested Stockholder. Subject to certain exceptions, unless the transaction is approved in a prescribed manner,
Section 203 prohibits significant business transactions such as a merger with, disposition of assets to or receipt of disproportionate financial benefits by the Interested Stockholder, or any other transactions that would increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's stock.

LIMITATION ON REPURCHASE OF NOTES

     In certain circumstances involving a Change of Control (as such term is defined below), each holder may require the Company to repurchase all or a portion of such holder's Notes. In such event, there can be no assurance that the Company would have sufficient financial resources or would be able to arrange financing to pay the repurchase price. The Company's ability to repurchase the Notes in such event may be limited by law, the Indenture and the terms of other agreements relating to borrowings that constitute Indebtedness, as such Indebtedness or agreements may be entered into, replaced, supplemented or amended at any time or from time to time. The Company may not have the financial ability to repurchase the Notes in the event payment of Indebtedness is accelerated. See "Description of Notes -- Repurchase at the Option of Holders."

SUBORDINATION

     The Notes are unsecured obligations of the Company and rank pari passu with all existing and future unsecured Indebtedness and other liabilities of the Company but are effectively subordinated to all existing and future secured obligations of the Company and to all existing and future Indebtedness and other liabilities of any Subsidiaries of the Company. At March 31, 1998, the aggregate amount of outstanding secured obligations of the Company and outstanding Indebtedness and other liabilities of Subsidiaries of the Company to which the Notes are effectively subordinated was zero. The Indenture does not limit the amount of additional Indebtedness which the Company can create, incur, assume or guaranty. Because the Notes are unsecured, in the event of insolvency, bankruptcy, liquidation, reorganization or winding up of the business of the Company or upon default in payment with respect to any secured Indebtedness or an event of default with respect to such Indebtedness resulting in the acceleration thereof, the assets of the Company will be available to pay the amounts due on the Notes only after all secured Indebtedness has been paid in full.

ORIGINAL ISSUE DISCOUNT: POSSIBLE UNFAVORABLE TAX CONSEQUENCES FOR HOLDERS OF NOTES

     The Company currently expects that the Notes will not be sold by the Selling Security Holders with original issue discount ("OID"). Potential purchasers should be aware, however, that if the Notes are sold by the Selling Security Holders pursuant to this offer at a substantial discount from the stated principal amount at maturity, OID (that is, the difference between the stated redemption price at maturity and the price of the Notes) will be includible as interest income periodically in a United States Holders' gross income in advance of receipt of the cash payments to which the income is attributable. See "Certain United States Federal Income Tax Considerations." Similar rules may apply under state and other tax laws.

     The Company is required to furnish certain information to the Internal Revenue Service, and will furnish annually to record holders of Notes, information with respect to interest and OID, if any, accruing during the calendar year. No assurance can be given that the Internal Revenue Service will not challenge the accuracy of the reported information. Subsequent holders who purchase Notes for an amount other than the adjusted issue price and/or on a date other than the last day of an accrual period will be required to determine for themselves the amount of OID, if any, they are required to include in gross income for United States federal income tax purposes.

                                USE OF PROCEEDS

     All proceeds from any sales of the Notes or the Shares by the Selling Security Holders will inure to the benefit of the Selling Security Holders. The Company will receive none of the proceeds from the sale of the Notes or the Shares offered hereby.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the periods shown.

     YEAR ENDED DECEMBER 31
---------------------------------   THREE MONTHS ENDED
1993    1994   1995   1996   1997     MARCH 31, 1998
----    ----   ----   ----   ----   ------------------
-122%   -12%   -25%   -2%    122%          179%

     For the purposes of calculating ratio of earnings to fixed charges, (i) earnings consist of consolidated income (loss) before income taxes, plus fixed charges, and (ii) fixed charges consist of interest expense incurred and the portion of rental expense under operating lease deemed by the Company to be representative of the interest factor.

     Earnings were inadequate to cover fixed charges for the years ended December 31, 1993, 1994, 1995 and 1996 by $2,821,000, $3,555,000, $6,036,000 and
$858,000, respectively.

                            SELLING SECURITY HOLDERS

     The Notes were originally issued by the Company in a private placement and were resold by the Initial Purchaser thereof to qualified institutional buyers (within the meaning of Rule 144A under the Securities Act) or other institutional accredited investors (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) in transactions exempt from registration under the Securities Act, and in sales outside the United States to persons other than U.S. persons in reliance upon Regulation S under the Securities Act. The Securities that may be offered pursuant to this Prospectus will be offered by the Selling Security Holders. The following table sets forth certain information as of June 1, 1998, concerning the principal amount of Notes beneficially owned by each Selling Security Holder and the number of Shares that may be offered from time to time pursuant to this Prospectus.

     From time to time, Salomon Smith Barney or its affiliates have provided, and may continue to provide, investment banking services to the Company, for which they received or will receive customary fees. None of the other Selling Security Holder has had any position, office or other material relationship with the Company or its affiliates within the past three years.

                                                                                                          NUMBER OF
                                      PRINCIPAL                                                          OUTSTANDING
                                        AMOUNT       NUMBER OF                               PRINCIPAL      SHARES
                                       OF NOTES        SHARES      PRINCIPAL                  AMOUNT      OF COMMON
                                     BENEFICIALLY   BENEFICIALLY   AMOUNT OF    NUMBER OF    OF NOTES       STOCK
                                        OWNED          OWNED       NOTES THAT     SHARES       OWNED     BENEFICIALLY
                                       PRIOR TO       PRIOR TO       MAY BE      THAT MAY      AFTER        AFTER
  NAME OF SELLING SECURITY HOLDER      OFFERING       OFFERING        SOLD      BE SOLD(1)   OFFERING    OFFERING(2)
  -------------------------------    ------------   ------------   ----------   ----------   ---------   ------------
AAM/Zazove Institutional Income
  Fund, L.P........................   2,000,000          49,431     2,000,000     49,431         0
Aim Balanced Fund..................   1,500,000          37,073     1,500,000     37,073         0
Argent Classic Convertible
  Arbitrage Fund (Bermuda), L.P....   2,700,000          66,732     2,700,000     66,732         0
BNP Arbitrage SNC..................   2,950,000          75,611     2,950,000     72,911         0           2,700
Century National Insurance Co......     500,000          12,537       500,000     12,357         0
Delaware State Employees'
  Retirement Fund..................   2,000,000          49,431     2,000,000     49,431         0
Equi-Select Growth & Income Fund...   2,000,000         124,431     2,000,000     49,431         0          75,000
First Options of Chicago, Inc......   2,000,000          49,431     2,000,000     49,431         0
Forest Alternative Strategies Fund
  A5...............................   3,090,000          76,371     3,090,000     76,371         0
Forest Alternative Strategies Fund
  II LP A-5I.......................      50,000           1,235        50,000      1,235         0
Forest Alternative Strategies Fund
  II LP A-5M.......................      30,000             741        30,000        741         0
Forest Global Convertible Fund
  A-5..............................   5,300,000         130,993     5,300,000    130,993         0
Fort Dearborn Life Insurance Co....     150,000           3,707       150,000      3,707         0
Fresno County Employees Retirement
  Association......................   1,500,000          37,073     1,500,000     37,073         0
General Motors Employee Domestic
  Group Trust......................  11,600,000         286,702    11,600,000    286,702         0
General Motors Employees Domestic
  Group Pension Trust..............   4,686,000         115,818     4,686,000    115,818         0
General Motors Foundation, Inc.....     174,000           4,300       174,000      4,300         0
GPZ Trading LLC....................   7,000,000         173,010     7,000,000    173,010         0
Highbridge International LLC.......   4,300,000         106,277     4,300,000    106,277         0
Hillside Capital Incorporated
  Corporate Account................     400,000           9,886       400,000      9,886         0
Laterman & Co......................     100,000           2,471       100,000      2,471         0
Laterman Strategies 90s LLC........     150,000           3,707       150,000      3,707         0
LLT Limited........................      30,000             741        30,000        741         0
Merrill Lynch International Ltd....   2,200,000          54,374     2,200,000     54,374         0

                                                                                                          NUMBER OF
                                      PRINCIPAL                                                          OUTSTANDING
                                        AMOUNT       NUMBER OF                               PRINCIPAL      SHARES
                                       OF NOTES        SHARES      PRINCIPAL                  AMOUNT      OF COMMON
                                     BENEFICIALLY   BENEFICIALLY   AMOUNT OF    NUMBER OF    OF NOTES       STOCK
                                        OWNED          OWNED       NOTES THAT     SHARES       OWNED     BENEFICIALLY
                                       PRIOR TO       PRIOR TO       MAY BE      THAT MAY      AFTER        AFTER
  NAME OF SELLING SECURITY HOLDER      OFFERING       OFFERING        SOLD      BE SOLD(1)   OFFERING    OFFERING(2)
  -------------------------------    ------------   ------------   ----------   ----------   ---------   ------------
Motors Insurance Corporation.......   1,140,000          28,175     1,140,000     28,175         0
Offshore Strategies, Ltd...........     250,000           6,178       250,000      6,178         0
Ohio National Fund, Inc, Growth &
  Income Portfolio.................     500,000          34,357       500,000     12,357         0          22,000
Pace Setter 1 LLP..................   1,000,000          24,715     1,000,000     24,715         0
QSA, LLC...........................   2,000,000          49,431     2,000,000     49,431         0
Shepard Investment International
  Ltd..............................     500,000          12,357       500,000     12,357         0
Societe Generale Securities
  Corp.............................   5,250,000         129,757     5,250,000    129,757         0
Stark International................     500,000          12,357       500,000     12,357         0
The Robertson Stephens Growth &
  Income Fund......................   1,500,000         127,073     1,500,000     37,073         0          90,000
Thermo Electron Balanced Investment
  Fund.............................   1,000,000          24,715     1,000,000     24,715         0
Zazove Convertible Fund, L.P.......   1,350,000          33,366     1,350,000     33,366         0
Zazove Hedged Convertible Fund,
  LP...............................   1,000,000          24,715     1,000,000     24,715         0

-------------------------
(1) Assume conversion of the full amount of the Notes held by such holder or the initial conversion price of $40.46 per share; such conversion price is subject to adjustment as described under "Description of the Notes -- Conversion." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes; cash will be paid in lieu of fractional shares, if any.

(2) None of the Selling Security Holders will own more than 1% of the total outstanding shares of Common Stock after completion of the offering. The percentage was computed in accordance with Rule 13(d)-3(i) promulgated under the Exchange Act based upon 10,578,524 shares of Common Stock outstanding as of June 1, 1998.

     The preceding table has been prepared based upon the information furnished to the Company by the Selling Security Holders. The names of such Selling Security Holders were provided to the Company by LaSalle National Bank, as trustee (the "Trustee") under the Indenture, and by The Depository Trust Company ("DTC").

     The Selling Security Holders identified above may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their Notes since the date on which the information in the preceding table is presented. Information concerning the Selling Security Holders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary. Because the Selling Security Holders may offer all or only a portion of the Notes or the Shares that they hold pursuant to the offering contemplated by this Prospectus, no definitive determination can be made as to the amount of the Notes or the Shares that will be held by the Selling Security Holders upon the termination of the offering. The information provided above regarding holdings of Notes and Shares following the offering contemplated by this Prospectus assume that all of the Notes and Shares covered hereby are sold. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     Pursuant to a Registration Agreement dated as of April 14, 1998 (the "Registration Agreement"), between the Company and Salomon Smith Barney (the "Initial Purchaser"), the Company filed the Registration Statement, of which this Prospectus forms a part, filed with the Commission covering the resale of the Securities. The Company has agreed to use all reasonable efforts to keep the Registration Statement effective until April 14, 2000 (or such earlier date when the holders of the Shares are able to sell all such Shares immediately without restriction pursuant to Rule 144(k) under the Securities Act or any successor rule thereto or otherwise). The Company will be permitted to suspend the use of this Prospectus in connection with sales of Shares by holders during certain periods of time under certain circumstances relating to pending corporate developments and public filings with the SEC and similar events. The specific provisions relating to the registration rights described above are contained in the Registration Agreement, and the foregoing summary is qualified in its entirety by reference to the provisions of such agreement.

     Sales of the Securities may be effected by or for the account of the Selling Security Holders from time to time in transactions (which may include block transactions in the case of the Shares) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Security Holders may effect such transactions by selling the Notes or Shares directly to purchasers, through broker-dealers acting as agents for the Selling Security Holders, or to broker-dealers who may purchase Notes or Shares as principals and thereafter sell the Notes or Shares from time to time in transactions (which may include block transactions in the case of the Shares) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by Selling Security Holders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of the Notes or Shares from whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The Selling Security Holders and any broker-dealers, agents or underwriters that participate with the Selling Security Holders in the distribution of the Notes or Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Notes or Shares offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     At the time a particular offering of the Notes or the Shares is made and to the extent required, the aggregate principal amount of Notes and number of Shares being offered, the name or names of the Selling Security Holders, and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, concessions or commissions and other terms constituting compensation from the Selling Security Holders, and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers, will be set forth in an accompanying Prospectus Supplement.

     Pursuant to the Registration Agreement, the Company has agreed to pay all expenses incident to the offer and sale of the Securities offered by the Selling Security Holders hereby, except that the Selling Security Holders will pay all underwriting discounts and selling commissions, if any. The Company has agreed to indemnify the Selling Security Holders against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Selling Security Holders may be required to make in respect thereof. Each Selling Security Holder severally agrees to indemnify and hold harmless (i) the Company,
(ii) each of its directors, (iii) each of its officers who signed the Registration Statement and (iv) each person who controls the Company within the meaning of either the Securities Act or the Exchange Act to the same extent as the foregoing indemnity from the Company to each such Selling Security Holder, but only with reference to written information relating to such Selling Security Holder furnished to the Company by or on behalf of such Selling Security Holder.

     To comply with the securities laws of certain jurisdictions, if applicable, the Securities offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Notes or the Shares may be limited in its ability to engage in market activities with respect to such Notes or Shares. In addition and without limiting the foregoing, each Selling Security Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchase and sales of any of the Securities by the Selling Security Holders. The foregoing may affect the marketability of the Securities.

     From time to time, Salomon Smith Barney or its affiliates have provided, and may continue to provide, investment banking services to the Company for which they received or will receive customary fees. See "Selling Security Holders".

                              DESCRIPTION OF NOTES

GENERAL

     The Notes were issued pursuant to an Indenture dated as of April 14, 1998 (the "Indenture"), between the Company and LaSalle National Bank, as trustee (the "Trustee"). A copy of the Indenture and the Registration Agreement is available from the Trustee or the Company upon request by a registered holder of Notes. The following summary of certain provisions of the Indenture and the Registration Agreement does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Registration Agreement, including the definitions in the Indenture of certain terms used in the following summary. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

     The Notes are unsecured obligations of the Company and rank pari passu with all existing and future unsecured Indebtedness and other liabilities of the Company but are subordinated to all existing and future secured obligations of the Company and to all existing and future Indebtedness and other liabilities of any subsidiaries of the Company. At March 31, 1998, the aggregate amount of outstanding secured obligations of the Company and outstanding Indebtedness and other liabilities of Subsidiaries of the Company to which the Notes are effectively subordinated was zero. The Indenture does not restrict the incurrence of any other Indebtedness or liabilities by the Company or its Subsidiaries.

     The Notes have been designated for trading on the PORTAL Market.

PRINCIPAL, MATURITY AND INTEREST

     The Notes bear interest from April 14, 1998, at the rate of 6% per annum, and will mature on April 15, 2005.

     Interest on the Notes are payable semiannually on April 15 and October 15 of each year (each an "Interest Payment Date"), commencing on October 15, 1998, to holders of record at the close of business on the April 1 or October 1 (each a "Regular Record Date") immediately preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from April 14, 1998.

     The Notes are payable both as to principal and interest at the office or agency of the Company maintained for such purpose within Chicago, Illinois or, subject to applicable laws and regulations, at the office of any Paying Agent, or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes. Until otherwise designated by the Company, the Company's office or agency in Chicago, Illinois, will be the office of the Trustee maintained for such purpose. The Notes were issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

     If a payment date is not a Business Day at a place of payment, payment may be made at that place on the next succeeding Business Day, and no interest shall accrue for the intervening period.

     The Company has initially appointed the Trustee at its corporate trust office in the City of Chicago as the Paying Agent and Conversion Agent. The Company may at any time terminate the appointment of the Paying Agent or Conversion Agent and appoint additional or other Paying Agents and Conversion Agents, provided that until the Notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the Notes have been made available for payment and either paid or returned to the Company as provided in the Indenture, it will maintain an office or agency in Chicago,

Illinois for payments with respect to the Notes and for the surrender of Notes for conversion. Notice of any such termination or appointment and of any change in the office through which the Paying Agent or Conversion Agent will act will be given in accordance with "-- Selection and Notices" below.

OPTIONAL REDEMPTION

     The Notes will not be subject to redemption prior to April 19, 2001 and will be redeemable on such date and thereafter at the option of the Company, in whole or in part (in any integral multiple of $1,000), upon not less than 30 nor more than 60 days' prior notice by mail at the following redemption prices (expressed as percentages of the principal amount), in each case, together with accrued interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date). If redeemed during the 12-month period beginning April 15 of the years indicated (April 19 in the case of the year 2001), such redemption price shall be as indicated:

                           YEAR
                           ----
2001......................................................    103.43%
2002......................................................    102.57%
2003......................................................    101.71%
2004......................................................    100.86%
2005......................................................    100.00%

     On or after the redemption date, interest will cease to accrue on the Notes, or portion thereof, called for redemption.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

     Upon the occurrence of a Designated Event (as such term is defined below), each holder of Notes shall have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Designated Event Offer") at a purchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to the Designated Event Payment Date (the "Designated Event Payment"). Within 30 days following any Designated Event, the Company shall mail a notice to each holder stating: (1) that the Designated Event Offer is being made pursuant to the covenant described in this paragraph and that all Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Designated Event Payment Date"); (3) that any Notes not tendered will continue to accrue interest; (4) that, unless the Company defaults in the payment of the Designated Event Payment, all Notes accepted for payment pursuant to the Designated Event Offer shall cease to accrue interest after the Designated Event Payment Date;
(5) that holders electing to have any Notes purchased pursuant to a Designated Event Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to a Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Designated Event Payment Date;
(6) that holders will be entitled to withdraw their election if a Paying Agent receives, not later than the close of business on the second Business Day preceding the Designated Event Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Notes delivered for purchase, and a statement that such holder is withdrawing his election to have all or a portion of such Notes purchased and specifying the amount of such Notes (which must be equal to $1,000 in principal amount or an integral multiple thereof) with respect to which such withdrawal is effective; and (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

     The Company will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Designated Event.

     On the Designated Event Payment Date, the Company will, to the extent lawful, (1) accept for payment Notes or portions thereof duly tendered pursuant to the Designated Event Offer, (2) deposit with the Trustee or a Paying Agent an amount equal to the Designated Event Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so tendered together with an Officers' Certificate identifying the Notes or portions thereof tendered to the Company. The Trustee or a Paying Agent shall promptly mail to each holder of Notes so tendered payment in an amount equal to the purchase price for such Notes, and the Trustee shall promptly authenticate and mail to each holder a new certificate representing a Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new certificate representing a Note shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Designated Event Offer on or as soon as practicable after the Designated Event Payment Date.

     Except as described above with respect to a Designated Event, the Indenture does not contain any other provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

     The Designated Event purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Designated Event purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Designated Event purchase feature is a result of negotiations between the Company and the Initial Purchaser. Management has no current intention to engage in a transaction involving a Designated Event, although it is possible that the Company could decide to do so in the future. Subject to the limitations on mergers, consolidations and sales of assets described herein, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Designated Event under the Indenture.

     The Company's ability to repurchase Notes upon the occurrence of a Designated Event is subject to limitations. If a Designated Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's existing or future debt agreements and lease facilities may prohibit the Company from purchasing any Notes under certain circumstances and may also identify certain events that would constitute a Change in Control, as well as certain other events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such debt agreements and lease facilities. In the event a Designated Event occurs at a time when such prohibitions or restrictions are in effect, the Company could seek the consent of its lenders or lessors to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings or leases, the Company will be effectively prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. Any such default may, in turn, cause a default under other debt agreements or lease facilities of the Company.

     A "Designated Event" will be deemed to have occurred upon a Change of Control or a Termination of Trading.

     A "Change of Control" will be deemed to have occurred when: (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other corporation, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding

Common Stock of the Company is reclassified into or exchanged for any other property or security, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, (iii) the Company conveys, transfers or leases all or substantially all of its assets (other than to one or more wholly-owned subsidiaries of the Company) or (iv) any time the Continuing Directors do not constitute a majority of the Board of Directors of the Company (or if applicable, a successor corporation to the Company).

     The definition of Change of Control includes a phrase relating to the lease, transfer or conveyance of "all or substantially all" of the assets of the Company. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a lease, transfer or conveyance of less than all of the assets of the Company to another person or group may be uncertain.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     A "Termination of Trading" will be deemed to have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

SELECTION AND NOTICE

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, provided that no Notes of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption.

REGISTRATION RIGHTS

     The Company entered into a registration agreement with the Initial Purchaser (the "Registration Agreement"), pursuant to which the Company is required to use reasonable efforts to cause the Registration Statement of which this Prospectus is a part to remain effective under the Securities Act until the earlier of (a) April 14, 2000, (b) the date on which the Notes or the Shares may be sold by non-affiliates of the Company pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the Commission under the Securities Act and (c) the date as of which all the Notes or the Shares have been sold pursuant to the Registration Statement. If the Company fails to keep the Registration Statement continuously effective for the period specified above (other than as a result solely of actions of any holders of securities covered by the Registration Statement), then at such time as the Registration Statement is no longer effective and on each date thereafter that is the successive 30th day subsequent to such time and until the earliest of (i) the date that the Registration Statement is again deemed effective, (ii) the date on which the Notes or the Shares may be sold by non-affiliates of the Company pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the Commission under the Securities Act, (iii) April 14, 2000 and (iv) the date as of which the Notes and/or the Shares are sold pursuant to the Registration Statement, the per annum interest rate on the Notes will increase by an additional 25 basis points; provided, however, that the interest rate will not increase by more than 50 basis points pursuant to this sentence. The Company shall have the right, however, to suspend the use of this Prospectus, as more fully described below. For any period during which the per annum interest rate on the Notes is increased pursuant to this paragraph, each holder of restricted Common Stock issued upon conversion of the Notes shall be entitled to receive liquidated damages from the Company as follows: (i) for every 25 basis points by which the interest rate is increased pursuant to this paragraph, such liquidated damages shall accrue at a rate equal to $2.50 per annum per 24.7158 shares of Common Stock (subject to adjustment in the event of a stock split, stock recombination, stock dividend and the like); and (ii) any liquidated damages which have accrued pursuant to this paragraph prior to the record date relating to any interest payment date shall be payable on such interest payment date to the holders of record on such record date.

     The Company will provide or cause to be provided to each holder of the Notes, or the Shares, copies of this Prospectus, notify or cause to be notified each such holder when the Registration Statement for the Notes or the Shares has become effective and take certain other actions as are required to permit unrestricted resales of the Notes or the Shares. A holder of the Notes or the Shares that sells such securities pursuant to this Prospectus will be required to deliver a Prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).

     The Company will be permitted to suspend the use of the Prospectus for a period not to exceed 30 days in any thee-month period or for three periods not to exceed an aggregate of 90 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events.

CONVERSION

     The holder of any Note have the right, exercisable at any time after 90 days following the date of original issuance thereof and prior to the close of business on the Business Day immediately preceding the maturity date of the Notes, to convert the principal amount thereof (or any portion thereof that is an integral multiple of $1,000) into shares of Common Stock at a conversion price of $40.46 per share, subject to adjustment as described below (the "Conversion Price"), except that if a Note is called for redemption, the conversion right will terminate at the close of business on the Business Day immediately preceding the date fixed for redemption. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding Interest Payment Date, such Notes must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted. No fractional shares will be issued upon conversion but a cash adjustment will be made for any fractional shares.

     Beneficial owners of interests in a Note may exercise their right of conversion by delivering to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program and, in the case of conversions through Euroclear or Cede Bank, in accordance with Euroclear's or Cede Bank's normal operating procedures when application has been made to make the underlying Common Stock eligible for trading on Cede Bank or Euroclear. To convert a Note held in certificated form into shares of Common Stock, a holder must (i) complete and manually sign the conversion notice on the back of the Note (or complete and manually sign a facsimile thereof) and deliver such notice to the Trustee in Chicago, Illinois, (ii) surrender the Note to the Trustee in Chicago, Illinois, (iii) if required, furnish appropriate endorsements and transfer documents, (iv) if required, pay all transfer or similar taxes, and (v) if required, pay funds equal to interest payable on the next interest payment date. Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the date of surrender for conversion. Such notice of conversion can be obtained from the Trustee at its corporate trust office or the of lice of the Conversion Agent. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share in an amount determined as set forth below. Such certificate will be sent by the Trustee to the Conversion Agent for delivery to the holder. Such Common Stock issuable upon conversion of the Notes will be fully paid and nonassessable. Any Note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except Notes called for redemption on a redemption date or to be repurchased on a Designated Event Payment Date during such period) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. In the case of any Note which has been converted after any Regular Record Date, but on or before the next Interest Payment Date, interest on such Note shall be payable on such Interest Payment Date notwithstanding such conversion. Such interest shall be paid to the holder of such Note on such Regular Record Date. No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time before the close of business on the conversion date.

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including: (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) the subdivision or combination of the outstanding Common Stock, (iii) the issuance to substantially all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then Current Market Price per share, as defined; (iv) the distribution of shares of capital stock of the Company (other than Common Stock), evidences of Indebtedness or other assets (excluding dividends in cash, except as described in clause (v) below) to all holders of Common Stock; (v) the distribution, by dividend or otherwise, of cash to all holders of Common Stock in an aggregate amount that, together with the aggregate of any other distributions of cash that did not trigger a Conversion Price adjustment to all holders of its Common Stock within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 15% of the product of the Current Market Price per share (determined as set forth below) on the date fixed for the determination of stockholders entitled to receive such distribution times the number of shares of Common Stock outstanding on such date; (vi) payment of an Excess Payment in respect of a tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock, if the aggregate amount of such Excess Payment, together with the aggregate amount of cash distributions made within the preceding 12 months not triggering a Conversion Price adjustment and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 15% of the product of the Current Market Price per share (determined as set forth below) on the expiration of such tender offer or the date of payment of such negotiated transaction consideration times the number of shares of Common Stock outstanding on such date; and (vii) the distribution to substantially all holders of Common Stock of rights or warrants to subscribe for securities (other than those securities referred to in clause (iii) above). In the event of a distribution to substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock (other than those securities referred to in clause (iii) above), the Company may, instead of making any adjustment in the Conversion Price, make proper provision so that each holder of a Note who converts such Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted.

     If the Company reclassifies or changes its outstanding Common Stock, or consolidates with or merges into any person or transfers or leases all or substantially all its assets, or is a party to a merger that reclassifies or changes its outstanding Common Stock, the Notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the Notes would have owned immediately after the transaction if the holders had converted the Notes immediately before the effective date of the transaction.

     The Indenture also provides that if rights, warrants or options expire unexercised the Conversion Price shall be readjusted to take into account the actual number of such warrants, rights or options which were exercised.

     In the Indenture, the "Current Market Price" per share of Common Stock on any date shall be deemed to be the average of the Daily Market Prices for the shorter of (i) 30 consecutive Business Days ending on the last full trading day on the exchange or market referred to in determining such Daily Market Prices prior to the time of determination (as defined in the Indenture) or (ii) the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such distribution through such last full trading day prior to the time of determination.

     "Excess Payment" means the excess of (A) the aggregate of the cash and fair market value of other consideration paid by the Company or any of its Subsidiaries with respect to the shares acquired in the tender offer or other negotiated transaction over (B) the Daily Market Price on the Trading Day immediately following the completion of the tender offer or other negotiated transaction multiplied by the number of acquired shares.

     The Company from time to time may to the extent permitted by law reduce the Conversion Price by any amount for any period of at least 20 days (each such reduction, an "Induced Conversion Adjustment"), in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indenture provides that the Company may not consolidate or merge with or into any Person (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets unless (i) (a) the Company is the surviving or continuing corporation or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the Obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Notes and the Indenture; (iii) such sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Company's properties or assets shall be as an entirety or virtually as an entirety to one Person and such Person shall have assumed all the obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Notes and the Indenture; (iv) immediately after such transaction no Default or Event of Default exists; and (v) the Company or such Person shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

REPORTS

     Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will file with the Commission and furnish to the holders of Notes all quarterly and annual financial information required to be contained in a filing with the Commission on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual consolidated financial statements only, a report thereon by the Company's independent auditors.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an Event of Default; (i) default for 30 days in the payment when due of interest on the Notes; (ii) default in payment when due of principal on the Notes; (iii) failure by the Company to comply with the provisions described above under "-- Repurchase at the Option of Holders"; (iv) failure by the Company for 60 days after the receipt of written notice to comply with certain other covenants and agreements contained in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Material Subsidiaries (or the payment of which is guaranteed by the Company or any of its Material Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the date on which the Notes are first authenticated and issued, which default (a) is caused by a failure to pay when due principal or interest on such Indebtedness within the grace period provided in such Indebtedness (which failure continues beyond any applicable grace period) (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity without such acceleration being rescinded or annulled and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more; (vi) failure by the Company or any Material Subsidiary of the Company to pay final non-appealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $5 million, which judgments are not stayed within 60 days after their entry; and
(vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Material Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Material Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     By notice to the Trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding may, on behalf of the holders of all of the Notes, waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the Designated Event Payment or interest on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

TRANSFER AND EXCHANGE

     The Company has initially appointed the Trustee as Registrar in Chicago, Illinois. The Company reserves the right to vary or terminate the appointment of the Registrar or to appoint additional or other Registrars or to approve any change in the office through which the Registrar acts.

     A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to exchange or register the transfer of any Note selected for redemption. Also, the Company is not required to exchange or register the transfer of any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered holder of a Note is treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next succeeding paragraph, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a nonconsenting holder of Notes) (i) reduce the amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes, (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a default in the payment of principal of or interest on any Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or interest on the Notes, (vii) waive a redemption payment with respect to any Note, (viii) impair the right to convert the Notes into Common Stock, (ix) modify the conversion provisions of the Indenture in a manner adverse to the holders of the Notes or (x) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to qualify, or maintain the qualification of, the Indenture under the Trust Indenture Act.

NOTICES

     Notice to holders of the Notes will be given by mail to the addresses of such holders as they appear in the Register (as such term is defined in the Indenture). Such notices will be deemed to have been given on the date of such mailing.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee are permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign. The Trustee is the lender under the Company's Credit Agreement.

     The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have the offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Business Day" means any day that is not a Legal Holiday.

     "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of equity interests in any entity, including, without limitation, corporate stock and partnership interests.

     "Default" means any event that is or, with the passage of time or the giving of notice or both, would be an Event of Default.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person (i) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of such person which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b)evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) which provides that such person is contractually obligated to purchase or to cause a third party to purchase such leased property, (d) in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any of the foregoing), (e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed or guaranteed by or shall otherwise be such person's legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets and (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase (including, without limitation, "take or pay" and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and (iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

     "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in the State of New York are not required to be open. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If any other operative date for purposes of the Indenture shall occur on a Legal Holiday then for all purposes the next succeeding day that is not a Legal Holiday shall be such operative date.

     "Material Subsidiary" means any Subsidiary of the Company which at the date of determination is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act (as such Regulation is in effect on the date hereof).

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages, and other liabilities payable under the documentation governing any Indebtedness.

     "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or agency or political subdivision thereof.

     "Subsidiary" of a person means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more of the other Subsidiaries of that person or a combination thereof.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of the principal United States federal income tax considerations relevant to purchasers of the Notes from the Selling Security Holders pursuant to the offering. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations.

     This discussion does not deal with all aspects of United States federal income taxation that may be important to holders of the Notes or shares of the Common Stock received upon conversion thereof, and it does not include any description of the tax laws of any state, local or foreign government. This discussion does not address the tax consequences to subsequent beneficial owners of the Notes, and is limited to beneficial owners who hold the Notes and the shares of Common Stock received upon conversion thereof as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not purport to address all of the United States federal income tax consequences that may be relevant to particular purchasers (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who have hedged the risk of owning a Note or a share of Common Stock) that may be subject to special rules.

     For the purpose of this discussion, a "United States Holder" refers to a beneficial owner of a Note who or which is (i) a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (iii) any other person who is subject to United States federal income tax on a net income basis in respect of the Notes, or (iv) a trust if, and only if, (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust. The term "Non-United States Holder" refers to any beneficial owner of a Note who or which is not a United States Holder.

     PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE CONVERSION OF THE NOTES INTO SHARES OF COMMON STOCK, AND THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON SUCH TAX CONSEQUENCES.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO UNITED STATES HOLDERS

     Interest on Notes. Interest paid on the Notes will be taxable to a United States Holder as ordinary interest income in accordance with such holder's method of tax accounting.

     Original Issue Discount. In general, a debt instrument has original issue discount ("OID") to the extent that its "stated redemption price at maturity" exceeds its "issue price." A Note's "redemption price" at maturity is its principal (face) amount. The "issue price" of the Notes will be equal to the initial offering price to the public (not including any bond house, broker or similar person or organization acting in the capacity of an underwriter, placement agent or wholesaler) at which a substantial amount of the Notes are sold. However, if the OID with respect to a debt instrument is less than one-fourth of one percent of the stated redemption price at maturity multiplied by the number of full years from the issue date to the maturity date, then the amount of OID shall be considered zero.

     The Company expects that the Notes will not be sold by the Selling Security Holders with OID. However, if it is determined that the Notes have OID, a United States Holder will be required to include in gross income for United States federal income tax purposes an amount equal to the sum of the "daily portions" of such OID for all days during the taxable year on which the holder holds the debt instrument. The daily portions of OID required to be included in a holder's gross income in a taxable year will be determined on a constant yield basis by allocating to each day during the taxable year on which the holder holds the debt instrument a pro rata portion of the OID on such debt instrument which is attributable to the "accrual period" in which such day is included. Accrual periods with respect to a Note may be any set of periods (which may be of varying lengths) selected by a United States Holder as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the first or final day of an accrual period. The amount of OID attributable to each "accrual period" will be equal to the product of (i) the "adjusted issue price" at the beginning of such accrual period and (ii) the "yield to maturity" of the debt instrument stated in a manner appropriately taking into account the length of the accrual period. The "yield to maturity" is the discount rate that, when used in computing the present value of all payments to be made under the Notes, produces an amount equal to the issue price of the Notes. The "adjusted issue price" of a Note at the beginning of an accrual period is generally defined as the issue price of the Note plus the aggregate amount of OID that accrued in all prior accrual periods, less any cash payments on the Note. Accordingly, a United States Holder of a Note will be required to include OID thereon in gross income for United States federal tax purposes in advance of the receipt of cash in respect of such income. The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of OID allocable to the final accrual period at maturity of a Note is the difference between (x) the amount payable at the maturity of the Note and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

     Upon the occurrence of a Designated Event, each holder of Notes shall have the right to require the Company to repurchase all or any part of such holder's Notes at a purchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to the Designated Event Payment Date. Computation of the yield and maturity of the Notes is not affected by such redemption rights and obligations if, based on all the facts and circumstances as of the issue date, the stated payment schedule of the Notes is significantly more likely than not to occur. The Company has determined that, based on all of the facts and circumstances as of the issue date, it is significantly more likely than not that the Notes will be paid according to their stated schedule.

     The Company may redeem the Notes, in whole or in part, at any time on or after April 19, 2001 at redemption prices specified elsewhere herein plus accrued and unpaid interest, if any, on the Notes so redeemed to but excluding the date of redemption. The Regulations contain rules for determining the "maturity date" and the stated redemption price at maturity of an instrument that may be redeemed prior to its stated maturity date at the option of the issuer. Under the Regulations, solely for purposes of the accrual of OID, it is assumed that the issuer will exercise any option to redeem a debt instrument if such exercise will lower the yield-to-maturity of the debt instrument. The Company believes that it will not be presumed to redeem the Notes prior to their stated maturity under these rules because the exercise of such option would not lower the yield-to-maturity of the Notes.

     Constructive Dividend. Certain corporate transactions, such as distributions of assets to holders of Common Stock, may cause a deemed distribution to the holders of the Notes if the conversion price or conversion ratio of the Notes is adjusted to reflect such corporate transaction. Such deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules discussed under "Dividends on Shares of Common Stock."

     Sale or Exchange of Notes or Shares of Common Stock. In general, a United States Holder of Notes will recognize gain or loss upon the sale, redemption, retirement or other disposition of the Notes measured by the difference between
(i) the amount of cash and the fair market value of any property received (except to the extent attributable to the payment accrued interest) and (ii) the United States Holder's tax basis in the Notes. A United States Holder's tax basis in Notes generally will equal the cost of the Notes to the holder. In general, each United States Holder of Common Stock into which the Notes have been converted will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the Common Stock under rules similar to those applicable to the Notes. Special rules may apply to redemptions of the Common Stock which may result in the amount paid being treated as a dividend. Assuming the requirements of Section 1221 of the Code are satisfied, the gain or loss on the disposition of the Notes or shares of Common Stock will be capital gain or loss and will be taxable at various preferential rates depending on the extent to which a United States Holder's holding period for the notes or shares of Common Stock exceeds one year. (For the basis and holding period of shares of Common Stock, see "-- Conversion of Notes.")

     Conversion of Notes. A United States Holder of Notes generally will not recognize gain or loss on the conversion of the Notes solely into shares of Common Stock. The United States Holder's tax basis in the shares of Common Stock received upon conversion of the Notes will be equal to the holder's aggregate basis in the Notes exchanged therefor (less any portion thereof allocable to cash received in lieu of a fractional share). The holding period of the shares of Common Stock received by the holder upon conversion of Notes will generally include the period during which the holder held the Notes prior to the conversion.

     Cash received in lieu of a fractional share of Common Stock should be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional shares.

     Dividends on Shares of Common Stock. Distributions on shares of Common Stock will constitute dividends for United States federal income tax purposes to the extent of current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Dividends paid to holders that are United States corporations may qualify for the dividends-received deduction.

     To the extent, if any, that a United States Holder receives distributions on shares of Common Stock that would otherwise constitute dividends for United States federal income tax purposes but that exceed current and accumulated earnings and profits of the Company, such distributions will be treated first as a non-taxable return of capital reducing the holder's basis in the shares of Common Stock. Any such distributions in excess of the holder's basis in the shares of Common Stock will be treated as capital gain.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO NON-UNITED STATES
HOLDERS

     The following summary describes certain United States federal income and estate tax consequences of the ownership of Notes as of the date hereof by a Non-United States Holder.

     Under present United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

     Interest and OID on Notes. Generally interest paid on the Notes (including
OID) to a Non-United States Holder will not be subject to United States income tax and no withholding of United States federal income tax will be required with respect to the payment by the Company or any Paying Agent of principal or interest (including OID) on a Note owned by a Non-United States Holder, provided
(i) that the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a "controlled foreign corporation" (as defined in Section 957 of the Code) that is related directly, indirectly or constructively to the Company through stock ownership and (iii) the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder.

     To satisfy the requirement referred to in (a)(iii) above (the "Portfolio Interest Exception"), the beneficial owner of such Note, or a financial institution holding the Note on behalf of such owner, must provide, in accordance with specified procedures, the Company or the Paying Agent with a statement to the effect that the beneficial owner is not a United States person. Pursuant to current temporary Regulations, these requirements will be met if (1) the beneficial owner provides the payor his name and address, and certifies, under penalties of perjury, that he is not a United States person (which certification may be made on an Internal Revenue Service Form W-8 (or successor or substitute form)) or (2) a financial institution that holds customer's securities in the ordinary course of its trade or business and holds the Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it (or by another financial institution acting on behalf of the Non-United States Holder), and furnishes the Paying Agent with a copy thereof.

     Regulations recently issued by the Internal Revenue Service, which will be effective for payments made after December 31, 1998 (subject to certain transition rules), made modifications to the certification procedures applicable to Non-United States Holders. In general, these regulations unify certification procedures and forms and clarify and modify reliance standards. A Non-United States Holder should consult its own advisor regarding the effect of the new Regulations.

     If a Non-United States Holder cannot satisfy the requirements of the Portfolio Interest Exception, payments of interest (including OID) made to Non-United States Holders will generally be subject to a 30% withholding tax, or such lower rate as may be specified by an applicable income tax treaty, unless the beneficial owner of the Note provides the Company or the Paying Agent, as the case may be, with a properly executed (1) Internal Revenue Service Form 1001 (or successor form) claiming an exemption from withholding under the benefit of a tax treaty or (2) Internal Revenue Service Form 4224 (or successor form) stating that interest (including OID) paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States.

     If a Non-United States Holder is engaged in a trade or business in the United States and interest (including OID) on the Note is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above, will generally be subject to United States federal income tax on such interest (including OID) on a net income basis in the same manner as if it were a United States person. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, or such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.

     Sale or Exchange of Notes or Shares of Common Stock. A Non-United States Holder generally will not be subject to United States federal income tax on gain realized upon the sale or other disposition of the Notes or shares of Common Stock unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-United States Holder, or (ii) in the case of a Non-United States Holder who is a nonresident alien individual, such Holder is present in the United States for 193 days or more in the taxable year of such sale, exchange or retirement, and certain other conditions apply.

     Conversion of Notes. A Non-United States Holder generally will not be subject to United States federal income tax on the conversion of a Note into shares of Common Stock. To the extent a Non-United States Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described above with respect to the sale or exchange of a Note or Common Stock.

     Dividends on Shares of Common Stock. Generally, any distribution on shares of Common Stock to a Non-United States Holder will be subject to United States federal income tax withholding at a rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate Holders and under certain circumstances, the branch profits tax). Non-United States Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. A NonUnited States Holder may be required to satisfy certain certification requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

     Estate Tax Consideration. A Note beneficially owned by an individual who at the time of death is a Non-United States Holder generally will not be includible in the individual's gross estate for the purposes of the United States federal estate tax as a result of such individual's death, provided that such individual does not at the time of death actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such Note will not have been, if received at the time of such individual's death, effectively connected with the conduct of a United States trade or business by such individual.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The "backup" withholding and information reporting requirements may apply to certain payments of principal and interest (including OID) on a Note and to certain payments or proceeds of the sale or retirement of a Note. The Company, its agent, a broker, the Trustee or the Paying Agent, as the case may be, is required to withhold tax from any payment that is subject to backup withholding at a rate of 31% of such payment if the holder fails to furnish his taxpayer identification number (social security number or employee identification number), to certify that such holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain holders (including, among others, all corporations) are not subject to the backup withholding and reporting requirements.

     Under current Treasury Regulations, backup withholding and information reporting do not apply to payments made by the Company or any agent thereof (in its capacity as such) to a holder of a Note who has provided the required certification under penalties of perjury that it is not United States Holder or has otherwise established an exemption (provided that neither the Company nor such agent has actual knowledge that the holder is a United States Holder or that the conditions of any other exemption are not in fact satisfied). Payments of the proceeds from the sale by a holder who is not a United States Holder of a Note made to or through a foreign office of a broker will not be subject to United States information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, United States information reporting may apply to such payments.

     Payments of the proceeds from the sale of a Note to or through the United States office of a broker is subject to United States information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from United States information reporting and backup withholding.

     In October 1997, Regulations were issued which alter the foregoing rules in certain respects and which generally will apply to any payments (including OID) in respect of a Note or proceeds from the sale of a Note that are made after December 31, 1998. Among other things, such regulations expand the number of foreign intermediaries that are potentially subject to information reporting and address certain documentary evidence requirements relating to exemption from the general backup withholding requirements. Holders of the Notes should consult their tax advisors concerning possible application of the final regulations to amounts of OID that they are required to include as well as the possible application of such regulation to any payments made on or with respect to the Notes.

     Any amounts withheld under the backup withholding rules from a payment to a holder may be claimed as a credit against such holder's United States federal income tax liability.

     The Company is required to furnish certain information to the Internal Revenue Service, and will furnish annually to record holders of Notes, information with respect to interest and OID, if any, accruing during the calendar year. The OID information will be based upon the issue price of the debt instrument as if the holder were the original holder of the debt instrument. No assurance can be given that the Internal Revenue Service will not challenge the accuracy of the reported information. Subsequent holders who purchase Notes for an amount other than the adjusted issue price and/or on a date other than the last day of an accrual period will be required to determine for themselves the amount of OID, if any, they are required to include in gross income for United States federal income tax purposes.

                                 LEGAL MATTERS

     The legality of the Securities offered hereby has been passed on for the Company by Ross & Hardies, Chicago, Illinois. A member of this firm owns shares of the Company's Common Stock.

                                    EXPERTS

     The financial statements of Sabratek Corporation as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth an itemized estimate of fees and expenses payable by the Registrant in connection with the offering of the securities described in this registration statement.

SEC registration fee........................................  $25,075
Legal fees and expenses.....................................  $15,000
Accounting fees and expenses................................  $ 5,000
Miscellaneous...............................................  $ 5,425
Printing expenses...........................................  $ 2,500
                                                              -------
     Total..................................................  $53,000
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Amended and Restated Certificate of Incorporation provides for indemnification to the full extent permitted by the laws of the State of Delaware against and with respect to threatened, pending or completed actions, suits or proceedings arising from or alleged to arise from, a party's actions or omissions as a director, officer, employee or agent of the Company or of any other corporation, partnership, joint venture, trust or other enterprise which has served in such capacity at the request of the Company if such acts or omissions occurred or were or are alleged to have occurred, while said party was a director or officer of the Company; provided, however, the Company shall not indemnify any director or officer in an action against the Company unless the Company shall have consented to such action. Generally, under Delaware law, indemnification will only be available where an officer or director can establish that he/she acted in good faith and in a manner which was reasonably believed to be in or not opposed to the best interests of the Company.

     Section 145 of the Delaware Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of the fact that such person was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually incurred by such person in connection with such action if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interest of the corporation with respect to any criminal action, and had no reasonable cause to believe his conduct was unlawful. Delaware Law does not permit a corporation to eliminate a director's duty of care, and the provisions of the Company's Amended and Restated Certificate of Incorporation have no effect on the availability of equitable remedies such as injunction or rescission, based upon a director's breach of the duty of care. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions and agreements, the Company has been informed that in the opinion of the Staff of the Securities and Exchange Commission such indemnification is against policy as expressed in the Securities Act and is therefore unenforceable.

     The Company maintains a director's and officer's liability insurance policy which indemnifies directors and officers for certain losses arising from a claim by reason of a wrongful act, as defined, under certain circumstances where the Company does not provide indemnification.

ITEM 16. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS

     (a)(1) and (2). The Company's audited financial statements are incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     Exhibits (numbered in accordance with Item 601 of Regulation S-K).

                                                                                          INCORPORATION
EXHIBIT                                                                   PAGE NUMBER     BY REFERENCE
NUMBER                      DESCRIPTION OF DOCUMENTS                    (IF APPLICABLE)  (IF APPLICABLE)
-------                     ------------------------                    ---------------  ---------------
 1.1      Purchase Agreement, dated April 8, 1998, by and between the
          Company and Salomon Smith Barney, as Initial Purchaser......        E-1
 3.1      Articles of Incorporation...................................                          +
 3.2      ByLaws......................................................                          +
 4.1      Registration Agreement, dated April 14, 1998 by and between
          the Company and Salomon Smith Barney as Initial Purchaser...       E-31
 4.2      Indenture, dated April 14, 1998 by and between the Company
          and LaSalle National Bank, as Trustee.......................       E-47
 5.1      Opinion of Ross & Hardies regarding legality of shares of
          Common Stock................................................       E-121
10.1      Agreement with Americorp Financial, Inc. re: Leasing
          Services, dated March 22, 1995..............................                          +
10.1.1    Amendment, dated September 16, 1996, to Agreement with
          Americorp Financial, Inc. ..................................                         +++
10.2      Agreement with Clintec Nutrition Company re: Development
          Agreement, dated September 1, 1995..........................                          +
10.3      Intentionally Omitted.......................................
10.4      Intentionally Omitted.......................................
10.5      Distributorship Agreement with CO-Medical, Inc., dated
          February 17, 1992...........................................                          +
10.6      Distributorship Agreement with Clinical Technology Inc.,
          dated August 1, 1992........................................                          +
10.7      Intentionally Omitted.......................................
10.8      Intentionally Omitted.......................................
10.9      Distributorship Agreement with Advanced Medical, Inc., dated
          September 1, 1991...........................................                          +
10.10     Distributorship Agreement with Healthcare Technology, dated
          October 9, 1991.............................................                          +
10.11     Intentionally Omitted.......................................
10.12     Intentionally Omitted.......................................
10.13     Pump Contract with Chartwell Home Therapies, dated November
          22, 1993....................................................                          +
10.14     Sales Agreement with Pharmacy Corporation of America, dated
          March 17, 1995..............................................                          +
10.15     Sales & Marketing Agreement with Alpha Group, dated November
          6, 1995.....................................................                          +
10.16     Foreign Distributorship Agreement with MED-O-GEN INC., dated
          September 22, 1995..........................................                          +
10.17     Foreign Distributorship Agreement with Yoon Duk Separation
          Technology, dated April 17, 1995............................                          +
10.18     Foreign Distributorship Agreement with Upwards Biosystems
          Ltd., dated March 8, 1995...................................                          +

                                                                                          INCORPORATION
EXHIBIT                                                                   PAGE NUMBER     BY REFERENCE
NUMBER                      DESCRIPTION OF DOCUMENTS                    (IF APPLICABLE)  (IF APPLICABLE)
-------                     ------------------------                    ---------------  ---------------
10.19     Foreign Distributorship Agreement with Grupo Grifols, S.A.,
          dated September 17, 1993....................................                          +
10.20     Foreign Distributorship Agreement with JMS Company, dated
          March 22, 1996..............................................                          +
10.21     Foreign Distributorship Agreement with Brasimpex............                          +
10.22     Foreign Distributorship Agreements with Medicare (s) PTE
          LTD., dated February 10, 1995...............................                          +
10.23     Intentionally Omitted.......................................
10.24     Intentionally Omitted.......................................
10.25     Master Lease Agreement with Comdisco, Inc., dated August 9,
          1994........................................................                          +
10.26     Stock Option Plan...........................................                          +
10.27     Lease for Real Property located at 5601 West Howard, Niles,
          Illinois, dated as of May 31, 1994..........................                          +
10.27.1   Amendment, dated October 30, 1996, to Lease for Real
          Property located at 5601 West Howard, Niles, Illinois.......                         +++
10.28     Employment Agreement for K. Shan Padda......................                          +
10.29     Employment Agreement for Anil Rastogi.......................                          +
10.30     Asset Purchase Agreement, dated February 25, 1997, by and
          among Sabratek Corporation; Rocap, Inc. and Elliott
          Mandell.....................................................                         ++
10.31     Employment Agreement for Stephen L. Holden..................                        ++++
10.32     Employment Agreement for Elliott Mandell....................                         ++
10.33     Lease Agreement for property located at 11 Sixth Road,
          Woburn, Massachusetts, dated February 1, 1997...............                        ++++
10.34     Lease Agreement for property located at 5 Constitution Way,
          Woburn, Massachusetts, dated June 26, 1995..................                        ++++
10.35     Lease Agreement for property located at 1629 Prime Court,
          Suite 100, Orlando, Florida, dated March 11, 1997...........                        +++++
10.36     Credit Agreement, dated as of March 26, 1997, by and between the Company as Borrower and LaSalle National Bank (formerly
          known as LaSalle Bank NI) as Lender.........................       E-122
23.1      Consent of KPMG Peat Marwick LLP............................       B-173
23.2      Consent of Ross & Hardies (included in Exhibit 5.1).........
24.1      Powers of Attorney (included on the signature page
          hereto).....................................................
25.1      Statement of Eligibility and Qualification under the Trust
          Indenture Act of 1939 or a Corporation Designated to Act as
          Trustee on Form T-1.........................................       E-174

-------------------------
+ Incorporated by reference to the Company's Registration Statement on Form S-1, declared effective by the Commission on June 21, 1996 (File No. 333-3866).

++ Incorporated by reference to the Company's Current Report on Form 8-K filed with the Commission on March 11, 1997.

+++ Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed with the Commission on March 31, 1997.

++++ Incorporated by reference to the Company's Registration Statement on Form S-1 declared effective by the Commission on April 4, 1997

+++++ Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 filed with the Commission on May 15, 1997.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement:

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Niles, State of Illinois, on June 12, 1998.
                                          SABRATEK CORPORATION

                                          By:       /s/ K. SHAN PADDA
                                            ------------------------------------
                                            K. Shan Padda
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints
K. Shan Padda and/or Stephen L. Holden the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in furtherance of the foregoing, as fully for all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 12, 1998.

                     SIGNATURE                                              TITLE
                     ---------                                              -----
                 /s/ K. SHAN PADDA                     Chairman of the Board and Chief Executive
---------------------------------------------------    Officer
                   K. Shan Padda

               /s/ STEPHEN L. HOLDEN                   Senior Vice President, Chief Financial Officer,
---------------------------------------------------    Treasurer and Principal Financial Officer
                 Stephen L. Holden

                /s/ SCOTT SKOOGLUND                    Vice President - Finance and Assistant Secretary
---------------------------------------------------    and Principal Accounting Officer
                  Scott Skooglund

            /s/ ANIL K. RASTOGI, PH.D.                 President and Chief Operating Officer
---------------------------------------------------
              Anil K. Rastogi, Ph.D.

               /s/ DORON C. LEVITAS                    Director, Vice Chairman of the Board, Chief
---------------------------------------------------    Administrative Officer, Vice President of
                 Doron C. Levitas                      International Operations and Secretary

             /s/ FRANCIS V. COOK, M.D.                 Director
---------------------------------------------------
               Francis V. Cook, M.D.

                 /s/ MARK LAMPERT                      Director
---------------------------------------------------
                   Mark Lampert

              /s/ WILLIAM D. LAUTMAN                   Director
---------------------------------------------------
                William D. Lautman

                     SIGNATURE                                              TITLE
                     ---------                                              -----
              /s/ WILLIAM H. LOMICKA                   Director
---------------------------------------------------
                William H. Lomicka

                 /s/ MARVIN SAMSON                     Director
---------------------------------------------------
                   Marvin Samson

                /s/ L. PETER SMITH                     Director
---------------------------------------------------
                  L. Peter Smith

             /s/ EDSON W. SPENCER, JR.                 Director
---------------------------------------------------
               Edson W. Spencer, Jr.

                              SABRATEK CORPORATION

                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
    1.1        Purchase Agreement, dated April 8, 1998 by and between the
               Company and Salomon Smith Barney, as Initial Purchaser
    4.1        Registration Agreement, dated April 14, 1998 by and between the Company and Salomon Smith Barney as Initial Purchaser
    4.2        Indenture dated April 14, 1998 by and between the Company
               and LaSalle National Bank, as Trustee
    5.1        Opinion of Ross & Hardies
   10.36       Credit Agreement, dated as of March 26, 1997, by and between the Company as Borrower and LaSalle National Bank (formerly known as LaSalle Bank NI) as Lender
   23.1        Consent of KPMG Peat Marwick LLP
   25.1        Statement of Eligibility and Qualification under the Trust
               Indenture Act of 1939 or a Corporation Designated to Act as
               Trustee on Form T-1